KISMET Acquisition ONE Corp
850 Library Avenue, Suite 204

Newark, Delaware 19715

August 4, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ronald Alper

   Pam Long

Re:	Kismet Acquisition One Corp Registration Statement on Form S-1

Filed July 21, 2020, as amended
File No. 333-239972

Dear Mr. Alper and Ms. Long:

Kismet Acquisition One Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-239972), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, August 5, 2020, or as soon thereafter as possible.

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Sincerely, KISMET ACQUISITION ONE CORP By: /s/ Ivan Tavrin__________________________ Name: Ivan Tavrin Title: Chairman and Chief Executive Officer

[Signature Page to Acceleration Request]